EXHIBIT C
KOOR INDUSTRIES LTD.
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                                                         OFFICE OF LEGAL COUNSEL
                                                         21 Ha'arba'a Street
                                                         Tel Aviv 64739
                                                         Israel
                                                         Tel:  972-3-6238420
                                                         Fax: 972-3-6238425

                                                         August 31, 2000


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
---------------               ---------------         ---------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------


Dear Sirs,

     Re:  Immediate Report - Koor Industries Ltd.
          (No. 53/2000) Company No. 52-001414-3

Further to the immediate report (number 11/2000) dated March 6, 2000, given by Koor Industries, Ltd (hereinafter: "Koor") and the clarification regarding this immediate report given on the same day - copies of which are attached hereto - Koor hereby announces as follows:

This afternoon the transactions which are specified in the mentioned immediate reports were completed (Closing), based on the principles specified in these immediate reports.

                                        Yours sincerely,



                                        Shlomo Heller, Adv.
                                        Legal Counsel
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                                                                      ATTACHMENT
KOOR INDUSTRIES LTD.
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                                                         OFFICE OF LEGAL COUNSEL
                                                         21 Ha'arba'a Street
                                                         Tel Aviv 64739
                                                         Israel
                                                         Tel:  972-3-6238420
                                                         Fax: 972-3-6238425

                                                         March 6, 2000


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
---------------               ---------------         ---------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------


Dear Sirs,

     Re:  Immediate Report - Koor Industries Ltd. (No.
          11/2000) Company No. 52-001414-3


Koor Industries Ltd. hereby announces the following:

This afternoon, a Binding MOU was signed between Nortel Networks, an International Telecommunication Company from Canada (hereinafter: "Canadian Nortel"), and Koor and its subsidiary Telrad Networks LTD (hereinafter:
"Telrad". Koor and Telrad will be referred to hereinafter as: "Koor Group").

As part of the above-mentioned Binding MOU, a new Israeli company will be formed by Canadian Nortel and Koor Group (hereinafter: "Nortel Israel") that will be controlled by Canadian Nortel and the Koor Group will hold 28% of its share capital. Upon its formation, Nortel Israel will purchase from Telrad its Public Switching Business and TXI Systems, together with Telrad's activity in this field outside of Israel, in consideration of a total sum of 95 million dollars that will be paid to the Koor Group.

Capital Gain before taxes for the Koor Group from this transaction is approximately 85 million dollars.

Parallel to that, the Canadian Nortel will sell Koor all its holdings (20%) in Telrad, for a total sum of 45 million dollars, and Telrad will become a wholly owned subsidiary of Koor. On the other hand, Koor will invest in Nortel Israel the total sum of 49 million dollars in share capital and shareholder loans.

The completion of this transaction is dependent on various approvals, including the approval of the Restrictive Trade Commissioner.

                                        Yours sincerely,



                                        Shlomo Heller, Adv.
                                        Legal Counsel

KOOR INDUSTRIES LTD.
--------------------------------------------------------------------------------
                                                         OFFICE OF LEGAL COUNSEL
                                                         21 Ha'arba'a Street
                                                         Tel Aviv 64739
                                                         Israel
                                                         Tel:  972-3-6238420
                                                         Fax: 972-3-6238425

                                                         March 6, 2000


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
---------------               ---------------         ---------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------


Dear Sirs,

     Re:  Immediate Report - Koor Industries Ltd.
          (No. 11/2000) - clarification
          Company No.  52-001414-3


Further to Immediate Report No. 11/2000 that was filed on March 6, 2000 by Koor Industries LTD in the matter of the Nortel deal, I wish to clarify the following:

1. The business activities that Telrad will sell to Nortel Israel represents between 40%-50% of Telrad's business activity.

2. Parallel to the Koor Group's investments in Nortel Israel, Nortel Israel will coordinate the current Israeli activities of the Canadian Nortel, not executed through Telrad, and will have direct access to Nortel technologies, including futuristic technologies.

                                        Yours sincerely,



                                        Shlomo Heller, Adv.
                                        Legal Counsel